SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509 7886

06017507

Our Ref: 22277-00002

October 11, 2006

SEC MAIL PROCESSING RECEIVED
OCT 13 2006
WASH, D.C. 213 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

HK1 380016v.1

dlw 10/18

20th Anniversary of COSL to Provide Services in Tarim, Xinjiang

(11 October, 2006) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced that 2006 marks the 20th anniversary of COSL to enter the Xinjiang Atonomous Region to provide services in Tarim. On this memorable time, Mr. Li Yong, COO & EVP of the Company, Mr. Tang Daizhi, VP of Company gathered in KuErLe to attend the celebration of "The 20th Anniversary of COSL to Enter Xinjiang".



In the past 20 years, Many COSL's employees devoted their time, effort and even lives in providing quality services to the Tarim's oil services business, which won the trust and support from the local oil company as a result.



As the Tarim region become more accessible to the world, COSL will have more operating opportunities in this vast inland oilfield market. COSL will continue to enhance the Company Mission of "We Must Do Better", and make fruitful and adequate contributions to the robust development of the Tarim Oilfields.